Exhibit (e)(35)

Amendment #1 to Employment Agreement

This Amendment #1 is made by and between Analysts International Corporation (the “Company”) and Lynn L. Blake (“Executive”) with respect to the Employment Agreement between the parties dated having an effective date of July 2, 2012 (the “Employment Agreement”). In accordance with Section 13(f) of the Employment Agreement, the parties hereby amend the Employment Agreement as follows:

Change

Replace Section 4(d) in its entirety with the following:

(d)                                   Termination Without Cause. The Company may terminate Executive’s employment at any time, whether or not for Cause and for any reason or no reason. In the event that, during the original term or any renewal term, the Company terminates Executive’s employment without Cause, the Company will pay severance to Executive by continuing to pay her Base Salary (at the same time and on the same schedule as salary payments are generally made to employees of the Company, at Executive’s then-current rate of pay and subject to normal withholdings) for twelve (12) months after any such termination, provided that Executive first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the Company, in form and substance acceptable to the Company. In such case, the Company will also reimburse Executive for medical insurance premium payments made under the Consolidated Omnibus Reconciliation Act (“COBRA”), for a period of up to six (6) months following the date of termination, provided that the Company receives sufficient evidence of proof of such payments during the COBRA period.

Replace Section 4(f) in its entirely with the following:

(f)                                     Failure to Renew by the Company. If for any reason or no reason the Company elects not to renew this Agreement beyond expiration of the then-current term, the Company will pay severance to Executive by continuing to pay her Base Salary (at the same time and on the same schedule as salary payments are generally made to employees of the Company, at Executive’s then-current rate of pay and subject to normal withholdings) for six (6) months after the Expiration Date, provided that Executive first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the Company, in form and substance acceptable to the Company. In such case, the Company will also reimburse Executive for medical insurance premium payments made under the Consolidated Omnibus Reconciliation Act (“COBRA”), for a period of up to six (6) months following the date of termination, provided that the Company receives sufficient evidence of proof of such payments during the COBRA period.

[THIS SPACE INTENTIONALLY LEFT BLANK]

This Amendment #1 to Employment Agreement supersedes all prior discussions and understandings between the parties with respect to the subject matter hereof. Except as expressly modified and amended in this Amendment #1, all other provisions of the Employment Agreement shall remain in full force and effect and unchanged. In the event of any ambiguity or conflict between this Amendment # 1 and any of the terms and conditions contained in the Employment Agreement, the terms and conditions of this Amendment # 1 shall control and govern.

The effective date of this Amendment #1 is July 2, 2013.

Analysts International Corporation		Lynn L. Blake

By:	/s/ Brittany B. McKinney	/s/ Lynn L. Blake
Name (printed):	Brittany B. McKinney	Date:	7-31-13
Title:	CEO
Date:	7/31/13